Exhibit 4.15

RESOLUTION OF THE RETIREMENT PLAN COMMITTEE
OF
LANDS' END, INC.

                Acting pursuant to its authority under Section 10.1(g) of the Lands' End, Inc. Retirement Plan ("Plan"), the Retirement Plan Committee of Lands' End, Inc., as administrator of the Plan, hereby adopts the following:

THIRD AMENDMENT TO THE
LANDS' END, INC. RETIREMENT PLAN
(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 1997)

                WHEREAS, Lands' End, Inc. (the "Company") has heretofore adopted and maintains the Lands' End, Inc. Retirement Plan, as amended and restated effective January 1, 1997 (the "Plan"), for the benefit of employees of the Company; and

                WHEREAS, Section 12.1 of the Plan retains for the Company the right to amend the Plan from time to time; and

                WHEREAS, pursuant to Section 10.1(g) of the Plan, the Plan administrator is empowered to "make such amendments and modifications to the plan as shall be reasonably necessary to establish and maintain the plan's qualified status under Section 401(a) of the [Internal Revenue] Code"; and

                WHEREAS, pursuant to a request from the Internal Revenue Service, the Company desires to amend the Plan in certain respects as described below:

                NOW, THEREFORE, RESOLVED that, effective January 1, 1997, the Plan be and hereby is amended as follows:

                1. Section 2.1 of the Plan is hereby amended by adding the following at the end thereof:

"For purposes of this plan, the term "leased employee" shall mean any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person has performed services for the recipient (or for the recipient and related persons determined in accordance with Section 414(n)(6) of the Code) on a substantially full-time basis for a period of at least 1 year, and such services are performed under primary direction or control by the recipient."

                2. Section 2.2 of the Plan is hereby amended by adding the following at the end thereof:

"A "year of break in service" shall occur on the last day of a plan year during which the employee was not credited with at least 501 hours of service. The computation period used for measuring eligibility service shall also be used to measure breaks in service."

                FURTHER RESOLVED that the Plan committee and other appropriate officers of the Company be, and they hereby are, authorized to take any and all other actions reasonably necessary or advisable in order to carry out the purpose of the foregoing resolution.

                The foregoing resolutions were adopted by the Retirement Plan Committee of Lands' End, Inc. as of this 19th day of December, 2002.

/s/ Kelly Ritchie Kelly Ritchie Sr. Vice President, Employee Services	/s/ Donald R. Hughes Donald R. Hughes Sr. Vice President, CFO

/s/ Francis P. Schaecher Francis P. Schaecher Sr. Vice President, Operations	/s/ Mary Ann Reichling Mary Ann Reichling Manager, Compensation & Benefits

s/ Joseph D. Meudt Joseph D. Meudt Retirement Plan Committee Member	/s/ Donald Parks Donald Parks Retirement Plan Committee Member

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